Exhibit (a)(7)

7701 Forsyth Boulevard	Phone: 314.854.8000
Suite 800	Fax: 314.854.8003
St. Louis, Missouri 63105
www.Belden.com

News Release

From:	Belden
Dee Johnson
314.854.8054
For Immediate Release — April 20, 2007
     BELDEN ANNOUNCES EXPIRATION AND FINAL RESULTS OF EXCHANGE OFFER FOR ITS 4.00% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2023
ST. LOUIS, Missouri—Belden (NYSE: BDC) announced today the expiration and final results of its offer to exchange up to $110 million aggregate principal amount of its new 4.00% Convertible Subordinated Debentures due 2023, or new debentures, for an equal aggregate principal amount of its currently outstanding 4.00% Convertible Subordinated Debentures due 2023, or old debentures. The exchange offer expired at 5:00 p.m., New York City time, on April 19, 2007.
$110,000,000 aggregate principal amount of old debentures, representing 100% of the total outstanding principal amount of the old debentures, were tendered for exchange. Belden has accepted all validly tendered old debentures and, in exchange, will issue a like principal amount of new debentures and pay a cash exchange fee of $6.25 for each $1,000 principal amount of old debentures exchanged. The new debentures will be issued promptly to holders that properly tendered old debentures in accordance with the terms of the exchange offer.
This news release is neither an offer to sell nor the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale is unlawful.
Forward-Looking Statements
Statements in this release other than historical facts are “forward-looking statements.” These forward-looking statements are based on forecasts and projections about the industries served by the company and about general economic conditions. They reflect management’s beliefs and expectations. They are not guarantees of future performance and they involve risk and uncertainty. The company’s actual results may differ materially from these expectations. Some of the factors that could cause actual results to differ from expectations include general economic and market conditions and other factors beyond the company’s control. Please see the Risk Factors in Belden’s Annual Report on Form 10-K filed March 1, 2007, for additional information about factors that could cause the company’s results to differ from expectations.
The forward-looking statements contained in this news release include statements related to the exchange offer. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Except for its ongoing obligations to disclose material information under the federal securities laws, Belden disclaims any duty to update any forward-looking statements as a result of new information, future developments or otherwise.

About Belden
Belden is a leader in the design, manufacture, and marketing of signal transmission products for data networking and a wide range of specialty electronics markets including entertainment, industrial, security and aerospace applications. To obtain additional information contact Investor Relations at 314-854-8054, or visit our website at www.belden.com.